Mail Stop 3720

July 19, 2006

Mr. Jonathan R. Mather
Executive Vice President and Chief Financial Officer
NETGEAR, Inc.
4500 Great America Parkway
Santa Clara, CA 95054

       Re: **NETGEAR, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 16, 2006

                Forms 10-Q for Fiscal Quarter Ended April 2, 2006
                File No. 0-50350

Dear Mr. Johnston:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 1 – The Company and Summary of Significant Accounting Policies, page 42

Product warranties, page 44

1.   We refer to your statement "That is, revenue on shipments is reduced for estimated returns for product under warrants." Please explain to us your GAAP basis for recording the estimate for warranty returns as a reduction in revenue rather than as an operating expense. Further, please tell us and disclose in future filings how you factor into your warranty liability calculation the fact that you have recourse to the contract manufacturer for replacement or credit for the defective products.

Foreign currency translation, page 47

2.   Please explain to us why you need to translate your foreign currency assets, liabilities, revenues and expenses into U.S. dollars given that you have identified the U.S. dollar as your functional currency for all of your international subsidiaries. If you remeasured the books or record maintained in currencies other than the functional currency, then it appears that non-monetary balance sheet items and the related revenue, expense, gain and loss accounts should be remeasured using historical rates. Refer to paragraphs 10 and 48 of SFAS 52 and revise or advise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director